UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 7, 2026

TEJASCORE TECHSYSTEMS INC.
(Exact name of issuer as specified in its charter)

Wyoming (State or other jurisdiction of incorporation or organization) | 98-1892113 (I.R.S. Employer Identification No.) | CIK 0002097361 | File No. 024-12795

1031 Ives Dairy Road #53, Suite 228, Miami, Florida 33179 (Full mailing address of principal executive offices) | 786-461-1732 (Issuer's telephone number, including area code)

Common Stock, par value $0.0001 per share (Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Statement regarding announcements by paragon GmbH & Co. KGaA. On September 7, 2026, paragon GmbH & Co. KGaA, a company listed on the Regulated Market of the Frankfurt Stock Exchange ("paragon"), published an ad hoc disclosure of inside information and a press release announcing that paragon and two of its subsidiaries had filed for insolvency at the Paderborn Local Court, Germany, and attributing the filing to the alleged failure of Tejascore Techsystems Inc. (the "Company") to perform obligations under a term sheet and a financing confirmation that paragon asserts the Company executed on June 19, 2026. The announcements further stated that paragon's attorneys suspect deceit or fraud in connection with statements attributed to the Company's Chief Executive Officer. The Company is filing this report to inform investors of those announcements and to state the Company's position.

The Company's position. The Company disputes the statements in paragon's announcements concerning the Company. Specifically, the Company states as follows. Between approximately November 2025 and June 2026, the Company held discussions with paragon and its majority shareholder, Frers Family Office GmbH, concerning a possible minority investment by the Company. In the course of those discussions paragon transmitted draft documents to the Company, including a draft term sheet and a draft financing confirmation. The Company did not execute the draft term sheet, the draft financing confirmation or any other agreement with paragon, Frers Family Office GmbH or any of their affiliates, and, based on its review of its records with counsel, the Company made no commitment, written or otherwise, to provide financing to paragon. In June 2026 the Company determined not to pursue the investment. Communications between the Company and paragon and its majority shareholder continued through approximately August 27, 2026; in the course of those communications the Company did not agree to any transaction, execute any document or make any commitment. The Company did not at any time allocate, and does not intend to apply, any proceeds of its Regulation A offering to any investment in or financing of paragon or its affiliates. The Company considers that paragon's insolvency filing resulted from paragon's own financial circumstances and not from any act or omission of the Company.

Relationship to the Company's offering statement. A possible transaction with paragon was described as a potential transaction in the Company's non-public draft offering statements submitted to the Securities and Exchange Commission through June 8, 2026, which have since been made public through the Commission's EDGAR system. Following the Company's determination in June 2026 not to pursue the investment, that description was removed, and the Company's offering statement on Form 1-A as publicly filed on August 3, 2026, as amended on August 27 and September 15, 2026, and as qualified on September 22, 2026, does not include paragon among the Company's proposed transactions, does not allocate any proceeds to paragon, and describes the Company's proposed acquisitions as limited to Alpha Maier Private Limited and Marelli UM Electronic Systems Private Limited. The Company's offering statement, including its audited financial statements disclosing the Company's cash and total assets of $29,500 as of March 31, 2026 and the fact that no proceeds had been raised, has been publicly available on EDGAR since August 3, 2026.

Claims. As of the date of this report, the Company has not received any demand, claim or notice of proceedings from paragon, its provisional insolvency administrator, Frers Family Office GmbH or any of their affiliates or representatives. The Company cannot predict whether any claim will be asserted. The Company would contest any such claim vigorously and reserves all of its rights, including with respect to the accuracy of paragon's announcements, and is evaluating with counsel the actions available to it to obtain their correction.

Effect on the offering. The Company suspended acceptance of subscriptions in its Regulation A offering pending the filing of this report and of its offering circular as supplemented pursuant to Rule 253(g)(2) of Regulation A to reflect the matters described in this report, including related risk factors. No subscriptions have been accepted since qualification. The Company's offering statement remains qualified. Investors should read this report together with the offering circular, as supplemented, available on the Commission's EDGAR system.

Forward-looking statements. This report contains statements of the Company's position and expectations concerning the matters described above, including with respect to potential claims, that are forward-looking and subject to risks and uncertainties. Actual outcomes may differ materially. The Company undertakes no obligation to update these statements except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEJASCORE TECHSYSTEMS INC.

By: /s/ Yogesh Choudhary
Name: Yogesh Choudhary
Title: Chief Executive Officer
Date: September 30, 2026